Execution Version

FIFTH AMENDING AGREEMENT
THIS AGREEMENT is made as of April 1, 2021
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE SECOND PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth to implement an amendment to the Credit Agreement that had been intended in connection with the Third Amending Agreement;
AND WHEREAS the Lenders have consented to the amendment to the Credit Agreement to be effected by this Agreement;
AND WHEREAS this Agreement is executed by the Agent, for and on behalf of itself and the Lenders;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1Interpretation
1.1In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this fifth amending agreement, as amended, modified, supplemented or restated from time to time.
"Amended Credit Agreement" means the Credit Agreement, as amended by this Agreement.
"Credit Agreement" means the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between the Borrowers, the Lenders and the Agent, as amended by a first amending agreement made as of April 25, 2018, a second amending agreement made as of August 22, 2018, the Third Amending Agreement and a fourth amending agreement made as of March 2, 2020.
"Third Amending Agreement" means the third amending agreement made as of May 2, 2019 among the Borrowers, the Lenders and the Agent.
1.2Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
2Amendments and Supplements to Credit Agreement
2.1With retroactive effect, concurrent with the effectiveness of the Third Amending Agreement, the Credit Agreement is hereby amended by:
(a)deleting Section 2.3(3) of the Credit Agreement in its entirety;
(b)deleting the reference to “and subject to the limitations set forth in Section 2.3(3)” in each of Section 10.1(o) and Section 10.4(b) of the Credit Agreement, respectively; and
(c)deleting the reference to “2.3(3)” in Section 16.10(a)(vi) of the Credit Agreement.
3Representations and Warranties
Each Borrower (in the case of the U.S. Borrower, with respect to subparagraphs (a), (b), (c) and (e) of this Section 3 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:
(a)Capacity, Power and Authority
(i)It is duly amalgamated or incorporated, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation or incorporation, as the case may be, and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and
(ii)It has the requisite corporate capacity, power and authority to execute and deliver this Agreement and the Confirmation.
(b)Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement and the Confirmation, and each of this Agreement, the Amended Credit Agreement and the Confirmation is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.
(c)Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the Confirmation and the consummation of the transactions contemplated herein and therein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof (and in all respects if any such representation or warranty is already qualified by materiality) other than any such representations and warranties which expressly speak of an earlier date.
(e)No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.
4Condition Precedent
The amendments and supplements to the Credit Agreement contained herein shall be effective upon the execution of this Agreement by the Borrowers and the Agent, with retroactive effect, concurrent with the effectiveness of the Third Amending Agreement.
5Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the condition precedent set forth in Section 4 hereof.
6Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
7Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
8Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Delivery of an executed counterpart of a signature page of this Agreement by PDF or by otherwise sending a scanned copy by electronic mail shall be effective as delivery of manually executed counterpart of this Agreement.
9Electronic Execution
The words “execution,” “execute, “ “executed,” “signed,” “signature,” and words of like import in this Agreement, or in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby, shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in (a) Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or (b) any other applicable law.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.
BORROWERS:

BAYTEX ENERGY CORP.

By:	“Signed”
Name: Title:

By:	“Signed”
Name: Title:

[Signature Page to Fifth Amendment – Revolving ARCA (Baytex)]

BAYTEX ENERGY USA, INC.

By:	“Signed”
Name: Title:

By:
Name: Title:

[Signature Page to Fifth Amendment – Revolving ARCA (Baytex)]

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent for and on behalf of the Lenders

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to Fifth Amending Agreement]